UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding electricity sold by Huaneng Power International, Inc. (the "Registrant") within China for 2021, made by the Registrant on January 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: January 18, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON ELECTRICITY SOLD WITHIN CHINA FOR 2021

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the Company, in the fourth quarter of 2021, the Company’s total electricity sold by power plants within China on consolidated basis amounted to 107.050 billion KWh, representing an increase of 2.95% over the same period of 2020. In 2021, the total electricity sold by power plants of the Company within China on consolidated basis amounted to 430.165 billion KWh, representing an increase of 13.23% over the same period of 2020. In 2021, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB431.88 per MWh, representing an increase of 4.41% over the same period of 2020. In 2021, the percentage of Company’s market based electricity sold reached 61.63%, representing an increase of 3.3 percentage points over the same period of 2020.

The increase in the Company’s electricity was mainly attributable to the following factors:

1.	In 2021, the sustained heavy demand for electricity nation-wide prompted significant increase in power generation. The power plants of the Company in areas such as Chongqing, Guangdong, Zhejiang, Shanghai, Fujian, Hunan, Jiangsu, Gansu and Hubei saw a relatively large growth in power generation;

2.	The output of hydropower plants was less than expected, while thermal power units with a greater percentage of installed capacity of the Company sustained a rapid growth in power generation. In addition, during the peak seasons in winter, the thermal power load of the Company maintained at a high level, which further promoted the growth of power generation; and

3.	The Company continued to promote green and low-carbon transformation, which led to the fast growth in new energy generation year on year.

The electricity sold (in 100 million kWh) by the Company in 2021, by regions, is listed below:

	Electricity Sold in 2021
Type/Region	October to December	Year-on-Year Change	January to December	Year-on-Year Change
Coal-fired	938.73	0.93%	3,785.28	10.81%
Combined Cycle	64.93	3.68%	268.67	26.24%
Wind-power	55.01	41.99%	198.67	46.78%
PV	8.63	44.72%	34.08	46.90%
Heilongjiang Province	28.00	-20.75%	128.46	-2.96%
Coal-fired	23.01	-26.82%	113.89	-5.00%
Wind-power	4.68	30.87%	13.27	18.83%
PV	0.32	0.26%	1.30	-2.15%
Jilin Province	22.58	-9.03%	88.05	-15.21%
Coal-fired	17.76	-12.41%	70.13	-21.03%
Wind-power	3.20	-5.03%	11.45	5.66%
Hydro-power	0.16	-17.21%	0.70	-6.60%
PV	0.59	11.08%	2.46	72.08%
Biomass power	0.87	92.53%	3.31	63.89%
Liaoning Province	36.44	-25.24%	183.70	5.24%
Coal-fired	34.86	-85.10%	177.77	5.30%
Wind-power	1.16	21.54%	4.15	11.38%
Hydro-power	0.08	235.49%	0.29	-28.41%
PV	0.34	-9.80%	1.48	-6.80%
Inner Mongolia	1.98	221.45%	5.53	165.66%
Wind-power	1.98	221.45%	5.53	165.66%
Hebei Province	25.84	-20.42%	106.08	-6.64%
Coal-fired	23.22	-25.20%	99.76	-8.16%
Wind-power	1.89	43.28%	5.11	14.58%
PV	0.74	520.40%	1.22	120.78%
Gansu Province	38.58	13.23%	143.82	15.09%
Coal-fired	32.38	10.11%	119.12	16.79%
Wind-power	6.20	32.91%	24.70	7.53%
Ningxia	0.03	-0.36%	0.22	-4.02%
PV	0.03	-0.36%	0.22	-4.02%
Beijing	20.18	-14.18%	84.84	3.25%
Coal-fired	6.47	163.70%	12.94	48.71%
Combined Cycle	13.71	-34.90%	71.90	-2.14%

	Electricity Sold in 2021
Type/Region	October to December	Year-on-Year Change	January to December	Year-on-Year Change
Tianjin	17.93	-9.15%	65.09	2.70%
Coal-fired	12.42	-13.04%	49.41	4.23%
Combined Cycle	5.49	1.21%	15.54	-1.78%
PV	0.02	-28.17%	0.13	-8.14%
Shanxi Province	25.38	-18.11%	94.91	-6.33%
Coal-fired	13.81	-31.77%	63.19	-15.31%
Combined Cycle	8.10	-11.57%	19.97	-5.70%
Wind-power	1.48	2392.69%	3.40	5630.21%
PV	1.99	29.78%	8.36	52.53%
Shandong Province	220.31	-1.03%	818.79	7.41%
Coal-fired	214.06	-2.24%	796.87	6.30%
Wind-power	4.19	58.15%	13.93	83.29%
PV	1.20	18.27%	5.20	3.29%
Biomass power	0.87	——	2.78	——
Henan Province	49.85	-4.30%	217.04	8.79%
Coal-fired	41.31	-13.54%	180.39	-1.36%
Combined Cycle	0.08	-75.53%	2.18	-63.30%
Wind-power	8.41	113.48%	34.23	227.37%
PV	0.06	31.92%	0.24	5.78%
Jiangsu Province	109.36	20.60%	427.17	19.96%
Coal-fired	83.13	13.44%	323.35	11.33%
Combined Cycle	15.03	64.50%	61.09	55.94%
Wind-power	10.59	36.43%	40.10	61.84%
PV	0.62	21.42%	2.64	56.05%
Shanghai	51.35	10.90%	201.90	22.45%
Coal-fired	48.74	12.69%	188.74	25.53%
Combined Cycle	2.54	-14.99%	12.86	-10.71%
PV	0.07	8.38%	0.30	142.29%
Chongqing	35.31	41.33%	130.64	49.96%
Coal-fired	27.39	27.02%	102.74	44.20%
Combined Cycle	7.38	148.04%	25.25	86.96%
Wind-power	0.54	21.17%	2.64	11.94%

	Electricity Sold in 2021
Type/Region	October to December	Year-on-Year Change	January to December	Year-on-Year Change
Zhejiang Province	73.60	25.40%	316.49	31.21%
Coal-fired	71.60	26.64%	305.26	30.72%
Combined Cycle	1.59	-22.87%	10.39	45.34%
Wind-power	0.28	——	0.28	——
PV	0.13	38.69%	0.55	4.20%
Hubei Province	44.28	7.05%	165.74	14.73%
Coal-fired	42.27	7.04%	156.32	15.19%
Wind-power	1.77	36.58%	6.56	20.99%
Hydro-power	0.19	-64.10%	2.64	-15.17%
PV	0.05	20.33%	0.22	1.81%
Hunan Province	31.63	16.37%	117.17	22.14%
Coal-fired	29.46	15.63%	107.75	24.36%
Wind-power	1.39	12.10%	6.20	7.07%
Hydro-power	0.68	76.37%	2.75	-10.51%
PV	0.10	25.37%	0.47	9.50%
Jiangxi Province	60.22	-0.52%	223.13	7.97%
Coal-fired	56.89	-1.80%	210.25	7.01%
Wind-power	2.22	19.09%	8.57	6.38%
PV	1.11	49.19%	4.30	102.29%
Anhui Province	18.96	3.24%	61.35	13.14%
Coal-fired	16.82	3.35%	51.96	6.34%
Wind-power	2.04	9.85%	8.07	90.08%
Hydro-power	0.10	-57.35%	1.32	18.05%
Fujian Province	45.86	11.63%	201.16	22.79%
Coal-fired	45.83	11.64%	201.04	22.81%
PV	0.02	-9.20%	0.12	3.51%
Guangdong Province	67.48	7.91%	311.97	34.84%
Coal-fired	58.53	5.86%	271.28	25.35%
Combined Cycle	8.89	23.82%	40.44	174.92%
PV	0.06	-1.11%	0.25	6.26%
Guangxi	2.03	-8.28%	7.47	9.82%
Combined Cycle	1.09	-9.00%	4.35	2.06%
Wind-power	0.93	-7.44%	3.13	22.82%

	Electricity Sold in 2021
Type/Region	October to December	Year-on-Year Change	January to December	Year-on-Year Change
Yunnan Province	20.16	-2.81%	82.39	13.60%
Coal-fired	18.96	-2.59%	77.56	16.32%
Wind-power	1.16	-1.06%	4.55	-17.19%
Hydro-power	0.04	-63.71%	0.28	-20.01%
Guizhou Province	1.43	145.73%	5.41	86.74%
Wind-power	0.46	11.71%	1.85	-15.18%
PV	0.98	460.04%	3.55	399.97%
Hainan Province	21.72	11.43%	113.12	2.26%
Coal-fired	19.82	14.98%	105.54	0.87%
Combined Cycle	1.02	-7.58%	4.70	47.11%
Wind-power	0.46	-16.16%	0.94	-14.89%
Hydro-power	0.21	-51.00%	0.88	29.71%
PV	0.20	18.26%	1.06	5.28%
Total	1,070.50	2.95%	4,301.65	13.23%

For the fourth quarter of 2021, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 17.1% in Singapore, representing a decrease of 4.1 percentage point over the same period of 2020. The relevant market share reached to 19.2% in terms of total power generation in 2021, representing a decrease of 2.2 percentage points over the same period of 2020.

The Company’s new projects which have commenced operation in the fourth quarter of 2021 are as follows:

(in MW)

Type	controlled installed capacity	equity-based installed capacity
Thermal power	2,000	1,000
Wind-power	1,350.3	1,152.3
PV	331	287.8
Total	3,681.3	2,440.1

In addition, the installed capacity of some of the power plants in which the Company has equity interests changed in the fourth quarter of 2021.

Based on the above, as of 31 December 2021, the Company had a controlled installed generation capacity of 118,695MW and equity-based installed generation capacity of 103,875MW.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)

Zhao Ping (Executive Director)

Huang Jian (Non-executive Director)

Wang Kui (Non-executive Director)

Lu Fei (Non-executive Director)

Teng Yu (Non-executive Director)

Mi Dabin (Non-executive Director)

Cheng Heng (Non-executive Director)

Li Haifeng (Non-executive Director)

Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)

Liu Jizhen (Independent Non-executive Director)

Xu Haifeng (Independent Non-executive Director)

Zhang Xianzhi (Independent Non-executive Director)

Xia Qing (Independent Non-executive Director)

Beijing, the PRC
15 January 2022